Filed Pursuant To Rule 433

Registration No. 333-180974

March 20, 2014

ETFs Sell Off After Hawkish Federal Reserve Notes

By TRANG HO, FOR INVESTOR’S BUSINESS DAILY

Posted 03/19/2014 05:58 PM ET on Investors.com

Antsy investors fled the stock market after the Federal Reserve’s hawkish statement at the end of its two-day policy meeting.

The central bank announced a reduction in its monthly bond purchases, known as quantitative easing, by an additional $10 billion, bringing purchases to $55 billion, as expected.

The Fed said it needs to keep the policy interest rate at 0% to 0.25% long after QE ends to achieve “maximum employment and 2% inflation.”

The Fed dropped reference to the 6.5% unemployment rate target specified in previous statements. That makes policy less predictable, something the market dislikes.

The Fed said the labor market showed improvement but unemployment remains high. Household and business spending continued to improve but the housing market recovery and economic growth slowed because of severely cold weather in the winter months.

Now the market expects the first rate hike to come in mid-2015.

“It appears that the Fed is trying to let some of the air out of the tires, with the largest change coming from the SEP (Summary of Economic Projections), whereby Fed officials are now seeing at least a 1% fed funds rate at the end of 2015 and 2.25% at the end of 2016,” said Fred Bethon, managing director of Asymmetric Risk Advisors. “Apparently this caught certain bond traders flat-footed, especially given the recent high demand for Treasuries due to the Ukrainian crisis.”

The unemployment rate, now 6.7%, has been falling because people have stopped looking for jobs, as the dwindling labor participation rate indicates, and not because the labor market is improving, says Peter Schiff, CEO Euro Pacific Capital. “Look for (Fed Chairwoman Janet Yellen) to abandon her commitment to wind it down to zero just as easily as she has walked back the Fed’s commitment to raise rates once unemployment hits 6.5%,” Schiff wrote to clients.

IShares Barclays 7-10 Year Treasury Bond Fund (IEF) fell 0.9% in the stock market to 101.40. Yields on the benchmark 10-year government bond, which move opposite to prices, climbed 10 basis points to 2.77%.

SPDR S&P 500 (SPY) fell 0.52% to 186.60, though it was down as much as 1% before rallying near the close. IShares MSCI EAFE Index (EFA), tracking developed foreign markets, tumbled 1.3% to 65.2. IShares MSCI Emerging Markets Index (EEM) plunged 2.2% to 38.58.

SPDR Gold Shares (GLD) fell 2% to 128.10. It appears to be a normal pullback after outperforming the stock market for three months. GLD has rallied 12% in that period while SPY added 3%.

Outlook For Gold

“With over 40 elections globally in 2014 and unrest growing in many areas of the world, investors are seeking out gold this year to serve as a ballast in portfolios,” said Dave Mazza, head of ETF investment strategy at State Street, via email.

Gold prices will likely pull back to the 200-day moving average and rebound, Florian Grummes, an analyst, wrote in Midas Touch Gold & Silver Update Wednesday.

He believes the bursting of China’s credit bubble looms, and if China’s wealthy elite move just 5% of their money into gold, physical gold prices will explode.

Russians, who have lost 10% of their wealth from the ruble’s depreciation this year, may flock to gold to preserve their wealth, he added.

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